                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               CAIS INTERNET, INC.
                               -------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   12476Q102
                                   ---------
                                 (CUSIP NUMBER)

      KKR 1996 FUND L.P., KKR PARTNERS II, L.P., KKR ASSOCIATES 1996 L.P., KKR 1996 GP LLC, KKR ASSOCIATES (STRATA) L.P., STRATA LLC, CII VENTURES LLC
                        C/O KOHLBERG KRAVIS ROBERTS & CO.
           9 WEST 57TH STREET, NEW YORK, NEW YORK 10019 (212) 750-8300
           -----------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 25, 2000
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX . / /

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 of 26 PAGES

                                  SCHEDULE 13D

CUSIP NO.  12476Q102                          PAGE  2   OF    25     PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KKR 1996 FUND L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  3   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KKR PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  4   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KKR ASSOCIATES 1996 L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  5   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KKR 1996 GP LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  6   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KKR ASSOCIATES (STRATA) L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  7   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STRATA LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 12476Q102                           PAGE  8   OF     26    PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CII VENTURES LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO, AF (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                           0
                            ----------------------------------------------------
       NUMBER OF            8        SHARED VOTING POWER
        SHARES                             16.4%
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9        SOLE DISPOSITIVE POWER
         EACH                              0
       REPORTING            ----------------------------------------------------
        PERSON              10       SHARED DISPOSITIVE POWER
         WITH                              16.4%
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16.4%
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 9 of 26 Pages

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to shares of common stock, $0.01 par value per share ("Issuer Common Stock"), of CAIS Internet, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1255 22nd Street, N.W., 4th Floor, Washington, D.C. 20037.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed jointly by KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates 1996"), KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners"), KKR Associates (Strata) L.P., a Delaware limited partnership ("KKR Associates Strata"), Strata LLC, a Delaware limited liability company ("Strata LLC"), and CII Ventures LLC, a Delaware limited liability company ("CII Ventures" and, together with KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners, KKR Associates Strata and Strata LLC, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

                  CII Ventures was formed to effect the transaction described in
Item 4 below and has not engaged in any activities other than incident to its formation and such transactions. KKR 1996 Fund and KKR Partners are the sole members of CII Ventures.

                  KKR Associates 1996 is the sole general partner of KKR 1996 Fund, and KKR 1996 LLC is the sole general partner of KKR Associates 1996. KKR Associates Strata is the sole general partner of KKR Partners, and Strata LLC is the sole general partner of KKR Associates Strata. Each of KKR 1996 Fund and KKR Partners is principally engaged in the business of investing in other companies. Each of KKR Associates 1996, KKR 1996 LLC, KKR Associates Strata and Strata LLC is

                                                             Page 10 of 26 Pages

principally engaged in the business of investing in other companies through partnerships and limited liability companies.

                  The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

                  Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and members of the executive committee of Strata LLC. The other members of each of KKR 1996 LLC and Strata LLC are Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael
T. Tokarz, Perry Golkin, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and 3 St. James Square, London, SW1Y 4JU, England. The business address of Messrs. Kravis, Raether, Tokarz, Golkin and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Mr. Gilhuly is 3 St. James Square, London, SW1Y 4JU, England.

                  During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

                                                             Page 11 of 26 Pages

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The funds used in connection with the purchase of Series D Stock at the Initial Closing (as defined in Item 4) consisted of $73,872,708. These funds were provided from general funds available to CII Ventures and its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION.

PURCHASE AGREEMENT

                  Pursuant to a Preferred Stock Purchase Agreement, dated as of December 20, 1999 (the "Purchase Agreement"), between the Issuer and CII Ventures, CII Ventures agreed to purchase a total of 7,142,857 shares of the Issuer's Series D Convertible Participating Preferred Stock ("Series D Stock") at a purchase price of $14.00 per share. Each share of Series D Stock is convertible at any time at the holder's option at an initial conversion price of $16.50 per share into 0.8484 shares of Issuer Common Stock, or a total of 6,060,606 shares of Issuer Common Stock, subject to anti-dilution adjustments. The Purchase Agreement also granted CII Ventures an option to purchase up to 7,142,857 shares of the Issuer's Series E Convertible Participating Preferred Stock ("Series E Stock") at a purchase price of $14.00 per share (the "Option"). The Option is exercisable for a period of one year from the date of the receipt of approval of the stockholders of the Issuer of the issuance of the shares of Series D Stock not purchased by CII Ventures at the Initial Closing (as defined below) and the Series E Stock. Upon issuance, each share of Series E Stock will be convertible at any time at the holder's option at an initial conversion price of $20.00 per share into 0.7 shares of Issuer Common Stock, or a total of 5,000,000 shares of Issuer Common Stock, subject to anti-dilution adjustments. The Purchase Agreement is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

                                                             Page 12 of 26 Pages

                  On February 25, 2000, CII Ventures purchased 5,276,622 shares of Series D Stock (the "Initial Closing"). The shares purchased at the Initial Closing currently are convertible into 4,477,134 shares of Issuer Common Stock, or approximately 19.9% of the Issuer Common Stock outstanding immediately prior to the Initial Closing. The issuance of the remaining 1,866,235 shares of Series D Stock and, if CII Ventures exercises the Option, the issuance of the Series E Stock, are subject to the approval of the holders of the Issuer Common Stock at a meeting of the stockholders of the Company to be held to vote on such matter (the "Stockholders' Meeting").

TERMS OF THE SERIES D STOCK

                  The Series D Stock ranks senior to Issuer Common Stock, on a parity with the Series E Stock and junior to the Issuer's Series C Convertible Preferred Stock. Holders of the Series D Stock will be entitled to receive quarterly dividends, payable in additional shares of Series D Stock, at a rate per annum equal to six percent of the sum of $14.00 plus all compounded accrued and unpaid dividends, as adjusted for stock dividends, stock combinations or similar events. In addition, when and if the board of directors of the Issuer (the "Board") declares dividends on the Issuer Common Stock, holders of the Series D Stock are entitled to receive the amount of dividends as would have been payable to such holders if such shares had been converted into Issuer Common Stock.

                  Each holder of Series D Stock is entitled to the number of votes equal to the number of whole shares of Issuer Common Stock into which all of such holder's shares of Series D Stock are convertible, with respect to all matters submitted for stockholder approval. Except as provided by law or by the express terms of the Series D Stock, such holders vote together with holders of the Issuer Common Stock as a single class.

                  For so long as CII Ventures and its affiliates own a majority of the outstanding shares of Series D Stock and Series E Stock and CII Ventures is entitled to comparable rights under the

                                                             Page 13 of 26 Pages

Stockholders Agreement, the approval of the holders of at least a majority of the Series D Stock and Series E Stock, voting together as a single class, shall be required to take certain actions, including: (i) the authorization or issuance of additional equity securities, other than certain exempt issuances;
(ii) any merger or consolidation with, or acquisition of, another entity, subject to certain exceptions, and any "change of control" of the Issuer (as such term is defined in the Certificate of Designation of Series and Determination of Rights and Preferences of Series D Convertible Participating Preferred Stock (the "Series D Certificate")); (iii) certain redemptions of capital stock for an aggregate purchase price in excess of $10 million; (iv) any sale of a subsidiary's securities to a third party (other than the Issuer or another wholly owned subsidiary of the Issuer); (v) any sale or other transfer of the Issuer's technology or other intellectual property other than in the ordinary course of business; and (vi) entering into any arrangement or contract to take any of the foregoing actions.

                  In addition, for so long as any shares of Series D Stock are outstanding, the approval of the holders of at least a majority of the Series D Stock shall be required to take any of the following actions: (i) any amendment, alteration or change to the terms of the Series D Stock which adversely affects such shares; (ii) any increase or decrease in the total number of authorized or issued shares of Series D Stock; (iii) any amendment or repeal of the Issuer's constituent documents in a manner that adversely affects the Series D Stock; and
(iv) entering into any arrangement or contract to take any of the foregoing actions.

                  In addition, if any of the following events occurs (each, an "Event of Default"), then the holders of the Series D Stock and Series E Stock, voting as a single class, will have the right to elect a majority of the Board until such time as the Issuer cures the default. The Events of Default are: (i) if the Issuer fails to pay any dividend on the Series D Stock or Series E Stock or make any required redemption or liquidation payment thereon for a period of five days; (ii) if the Issuer fails to perform in any material

                                                             Page 14 of 26 Pages

respect certain specified material covenants contained in the Purchase Agreement and the Stockholder Agreement between the Issuer, certain significant stockholders of the Issuer and CII Ventures, dated as of February 9, 2000 (the "Stockholders Agreement"), the terms of which are described below; (iii) if the Issuer breaches certain material representations and warranties in the Purchase Agreement; (iv) the Issuer's bankruptcy, receivership, assignment for the benefit of creditors or liquidation, which in the case of any involuntary proceeding, has not been discharged or stayed within 60 days; or (v) the acceleration of any third party obligations or unsatisfied judgments in excess of $500,000 of, by or on behalf of the Issuer, which obligations are not satisfied, discharged or stayed within 30 days.

                  Upon the occurrence of a "mandatory redemption event," holders of a majority of the outstanding shares of Series D Stock may, at their option, require the Issuer to redeem all of the outstanding shares of Series D Stock. Mandatory redemption events include: February 25, 2005 (provided that the holders must elect, within 60 days of such date, to have their shares redeemed), a change of control of the Issuer, the sale or other transfer of all or substantially all of the Issuer's assets, and an Event of Default. The redemption price will equal the greater of (i) the sum of $14.00 plus compounded, accrued and unpaid dividends thereon, as adjusted for stock splits, stock combinations and similar events, and (ii) the fair market value of the shares of Issuer Common Stock into which the Series D Stock may then be converted.

                  The holders of the Series D Stock may convert their shares of Series D Stock into Common Stock at any time and from time to time on the terms described above. In addition, commencing on February 25, 2005, the Issuer may, upon 60 days notice, cause all of the outstanding shares of Series D Stock to be converted into shares of Issuer Common Stock at the conversion price then in effect.

                                                             Page 15 of 26 Pages

                  Upon liquidation, dissolution or winding up of the Issuer, holders of Series D Stock will be entitled to a liquidation preference per share in an amount equal to the greater of (i) the sum of $14.00 plus compounded, accrued and unpaid dividends thereon, and (ii) the amount that would have been payable if such holders had converted their shares, including accrued but unpaid dividends thereon, into shares of Issuer Common Stock. At the election of the holders of a majority of the outstanding shares of Series D Stock and Series E Stock, voting together as a single class, (i) a merger or consolidation of the Issuer where (A) the stockholders of the Issuer immediately prior to such transaction cease to own in the aggregate at least 50% of the voting securities of the surviving entity (or ultimate parent thereof) or (B) any entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the beneficial owner of more than 50% of the voting securities of the surviving entity (or ultimate parent thereof) or
(ii) a sale of substantially all of the Issuer's assets or all of the stock of its subsidiaries will be deemed a liquidation, dissolution or winding up of the Issuer.

                  The terms of the Series D Stock and the Series E Stock are set forth in the Series D Certificate and the Certificate of Designation of Series and Determination of Rights and Preferences of Series E Convertible Participating Preferred Stock, respectively, attached to this Schedule 13D as Exhibits 4 and 5, respectively, which are incorporated herein by reference.

VOTING AGREEMENT

                  Concurrently with and as a condition to the execution and delivery of the Purchase Agreement, CII Ventures and certain significant stockholders of the Issuer (the "Stockholders") entered into a Voting Agreement, dated as of December 20, 1999 (the "Voting Agreement"), whereby each Stockholder agreed not to sell, transfer, assign, pledge or otherwise, directly or indirectly, dispose of or enter into any contract or other arrangement with respect to, or consent to the sale, transfer, assignment, pledge or other disposition of any interest in, any Issuer Common Stock owned by such Stockholder as of

                                                             Page 16 of 26 Pages

the date of the Voting Agreement or acquired by such Stockholder after the date of the Voting Agreement (the "Subject Securities") or any options, rights or warrants to acquire Subject Securities, subject to certain exceptions. Each Stockholder further agreed not to grant any proxies or powers of attorney, deposit any Subject Securities or options, rights or warrants to acquire Subject Securities into a voting trust or enter into any voting agreements with respect to the Subject Securities. The Stockholders include: Ulysses G. Auger, II, the Issuer's Chairman of the Board and Chief Executive Officer; Ulysses G. Auger, Sr., a director of the Issuer; William M. Caldwell, IV, the Issuer's President; Chancery Lane, L.P.; Evans K. Anderson, an Executive Vice President of the Issuer; Gary H. Rabin, an Executive Vice President of the Issuer; and Kevin Brand, an officer of the Issuer.

                  In addition, pursuant to the Voting Agreement, each Stockholder agreed to vote the Subject Securities in favor of (i) the issuance and sale of Series D Stock and Series E Stock to CII Ventures and (ii) an amendment to the Issuer's Restated Certificate of Incorporation to increase the authorized number of shares of preferred stock from 25 million to 50 million. The foregoing provisions of the Voting Agreement will terminate on the approval of the issuance of the Issuer Common Stock to CII Ventures.

                  Under the Voting Agreement, each Stockholder has also agreed to vote the Subject Securities in favor of the election to the Board of two designees of CII Ventures. If CII Ventures exercises the Option, each Stockholder will vote the Subject Securities in favor of the election to the Board of a third designee. Each Stockholder has further agreed not to take any action that would change the size of the Board, except as contemplated by the Stockholders Agreement, and to vote such Stockholder's Subject Securities against certain matters set forth in the Stockholders Agreement (and described below in the discussion of the "consent rights" granted pursuant to the Stockholders Agreement) unless such matters were consented to by at least one of the directors of the Issuer who was designated by CII

                                                             Page 17 of 26 Pages

Ventures. These provisions of the Voting Agreement will terminate upon the termination of the Stockholders Agreement pursuant to its terms.

                  The Voting Agreement is attached to this Schedule 13D as
Exhibit 6 and is incorporated herein by reference.

STOCKHOLDERS AGREEMENT

                  Pursuant to the terms of the Purchase Agreement, on February 25, 2000 the Issuer, CII Ventures and the Stockholders entered into the Stockholders Agreement. Under the terms of the Stockholders Agreement, CII Ventures has the right to designate two of eight members of the Board. If CII Ventures exercises the Option, it will have the right to designate three of nine members of the Board. These rights will continue as long as CII Ventures and its affiliates own a certain percentage of the outstanding Issuer Common Stock. When CII Ventures, together with its affiliates, ceases to own at least ten percent of the outstanding Issuer Common Stock, its right to designate more than two directors will terminate. When CII Ventures ceases to own at least five percent of the outstanding Issuer Common Stock, its right to designate more than one director will terminate, and when it ceases to own at least the lesser of (i) five percent of the outstanding Issuer Common Stock and (ii) 1,428,571 shares of voting securities of the Issuer. Effective February 25, 2000, James H. Greene, Jr., a member of KKR 1996 LLC and Strata LLC, and Alex Navab, an executive of KKR, were appointed to the Board by the directors of the Issuer.

                  The Stockholders Agreement also prohibits the Issuer from taking certain corporate actions unless such actions are approved by at least one director that was designated by CII Ventures. These "consent rights" include: (i) changes in the number of authorized or issued shares of Series D Stock or Series E Stock; (ii) changes to the rights, preferences or powers of the Series D Stock or Series E Stock or alterations of the Issuer's constituent documents in a manner that adversely affects such shares;

                                                             Page 18 of 26 Pages

(iii) related party transactions; (iv) removal of certain executive officers;
(v) approval or modification of material employment agreements or compensation plans or arrangements; (vi) changes in the number or composition of the Board;
(vii) the rights described in clauses (i), (iii), (iv) and (v) of the third paragraph under the caption "Terms of the Series D Stock" of this Item 4 and (x) entering into any arrangement or contract to take any of the foregoing actions. These consent rights are dependent upon CII Ventures' continuing to own certain specified percentages of Issuer Common Stock as set forth the Stockholders Agreement, except for the restrictions against the Issuer's making any change in the amount of authorized Series D Stock or Series E Stock or any adverse change in the terms thereof, or making any alterations of its constituent documents in a manner that adversely affects the Series D Stock or Series E Stock, which survive until no shares of the Series D Stock and Series E Stock are outstanding.

                  In addition, the Stockholders Agreement provides that CII Ventures and its transferees will have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of any or all of the equity securities held by such holder, including shares of Issuer Common Stock received upon conversion of such holder's Series D Stock or Series E Stock (the "Registrable Securities"). CII Ventures and its transferees are entitled to three such "demand" registration rights under the Stockholders Agreement (or four "demand" rights if CII Ventures exercises at least 50% of the Option). Holders of Registrable Securities also have unlimited "piggyback" registration rights with respect to the Registrable Securities. These demand and piggyback registration rights are subject to customary restrictions and limitations. The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities, except that underwriting discounts and commissions and transfer taxes, if any, will be at the holders' expense. Furthermore, in connection with any registration statement filed pursuant to the Stockholders Agreement,

                                                             Page 19 of 26 Pages

the Issuer and the holders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

                  Under the Stockholders Agreement, CII Ventures and its affiliates are restricted from transferring securities of the Issuer to any individual or entity that is principally engaged in the business of providing high-speed Internet connections specifically targeting hotels and multi-dwelling unit buildings, subject to certain exceptions. In addition, certain Stockholders are restricted from transferring more than a certain percentage of their securities of the Issuer without CII Ventures' consent until February 25, 2005, and other Stockholders are restricted from transferring more than a certain percentage of their securities of the Issuer without CII Ventures' consent until February 25, 2003.

                  Under the Stockholders Agreement, CII Ventures has the right to purchase its pro rata portion of new equity securities issued by the Issuer, other than certain exempt issuances. In addition, CII Ventures and its affiliates have agreed not to acquire additional voting securities of the Issuer until February 25, 2005 if such acquisitions would increase CII Ventures' ownership percentage above a specified threshold equal to the sum of (i) the ratio, expressed as a percentage, of (A) 7,142,857 to (B) the total number of outstanding shares of voting securities on a fully diluted basis as of the Initial Closing plus (ii) five percent, subject to certain exceptions.

         The Stockholders Agreement is attached to this Schedule 13D as Exhibit 7 and is incorporated herein by reference.

                  The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and

                                                             Page 20 of 26 Pages

business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

                  Other than as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) As of February 25, 2000, CII Ventures did not own any shares of Issuer Common Stock. However, pursuant to Rule 13d-3 under the Exchange Act, CII Ventures may be deemed to beneficially own 4,477,134 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series D Stock acquired at the Initial Closing. The 4,477,134 shares issuable upon conversion of the Series D Stock would constitute approximately 16.4% of the Issuer Common Stock outstanding upon such conversion (based on the number of outstanding shares of Issuer Common Stock listed in the Issuer's Preliminary Proxy Statement filed on February 25, 2000).

                  Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by CII Ventures is approximately 16.4%.

                  As the sole members of CII Ventures, KKR 1996 Fund and KKR Partners have the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures. As a result, KKR 1996 Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures.

                  KKR Associates 1996, as the sole general partner of KKR 1996 Fund, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund. KKR Associates Strata, as the sole general partner of KKR Partners, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be

                                                             Page 21 of 26 Pages

beneficially owned by KKR Partners. As a result, KKR Associates 1996 and KKR Associates Strata may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund and KKR Partners, respectively.

                  KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996. As a result, KKR 1996 LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996.

                  Strata LLC, as the sole general partner of KKR Associates Strata, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates Strata. As a result, Strata LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates Strata.

                  As a member of each of KKR 1996 LLC and Strata LLC, each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC and Strata LLC may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

                                                             Page 22 of 26 Pages

                  (d) No person other than the CII Ventures has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

                  (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated February 29, 2000, among CII Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on Schedule 13D.

         2.       Power of Attorney, dated September 20, 1999.

         3. Purchase Agreement, dated as of December 20, 1999, between CAIS Internet, Inc. and CII Ventures LLC (incorporated by reference to Exhibit A to CAIS Internet, Inc.'s Preliminary Proxy Statement, filed with the Securities and Exchange Commission on February 25, 2000 (the "Preliminary Proxy Statement").

         4. Certificate of Designation of Series and Determination of Rights and Preferences of Series D Convertible Participating Preferred Stock (incorporated by reference to Exhibit B to the Preliminary Proxy Statement).

         5. Form of Certificate of Designation of Series and Determination of Rights and Preferences of Series E Convertible Participating Preferred Stock (incorporated by reference to Exhibit C to the Preliminary Proxy Statement).

                                                             Page 23 of 26 Pages

         6. Voting Agreement, dated as of December 20, 1999, among CAIS Internet, Inc., CII Ventures LLC and the parties signatory thereto (incorporated by reference to Exhibit E to the Preliminary Proxy Statement).

         7. Stockholders Agreement, dated as of February 9, 2000, among CAIS Internet, Inc., CII Ventures LLC and the parties signatory thereto (incorporated by reference to Exhibit D to the Preliminary Proxy Statement).

                                                             Page 24 of 26 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                      CII VENTURES LLC
                      By:    KKR 1996 Fund L.P.
                      By:    KKR Associates 1996 L.P., its General Partner
                      By:    KKR 1996 GP LLC, its General Partner

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      KKR 1996 FUND L.P.
                      By:    KKR Associates 1996 L.P., its General Partner
                      By:    KKR 1996 GP LLC, its General Partner

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      KKR PARTNERS II, L.P.
                      By:    KKR Associates (Strata) L.P., its General Partner
                      By:    Strata LLC, General Partner

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                                                             Page 25 of 26 Pages

                      KKR ASSOCIATES 1996 L.P.
                      By:      KKR 1996 GP LLC, its General Partner

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      KKR ASSOCIATES (STRATA) L.P.

                      By:      Strata LLC, its General Partner

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      KKR 1996 GP LLC

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      STRATA LLC

                      By:  /s/ William J. Janetschek
                           ----------------------------------
                            Name:  William J. Janetschek
                            Title: Attorney-in-fact for Henry R. Kravis

                      Dated:  February 29, 2000

                                                             Page 26 of 26 Pages


                                INDEX TO EXHIBITS


Exhibit Number             Description of Exhibits
--------------             -----------------------

         1.       Joint Filing Agreement, dated February 29, 2000, among CII
                  Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR
                  Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata)
                  L.P. and Strata LLC relating to the filing of a joint statement on Schedule 13D.

         2.       Power of Attorney, dated September 20, 1999.

         3.       Purchase Agreement, dated as of December 20, 1999, between
                  CAIS Internet, Inc. and CII Ventures LLC (incorporated by reference to Exhibit A to CAIS Internet, Inc.'s Preliminary
                  Proxy Statement, filed with the Securities and Exchange
                  Commission on February 25, 2000 (the "Preliminary Proxy
                  Statement").

         4.       Certificate of Designation of Series and Determination of
                  Rights and Preferences of Series D Convertible Participating
                  Preferred Stock (incorporated by reference to Exhibit B to the Preliminary Proxy Statement).

         5. Form of Certificate of Designation of Series and Determination of Rights and Preferences of Series E Convertible
                  Participating Preferred Stock (incorporated by reference to
                  Exhibit C to the Preliminary Proxy Statement).

         6.       Voting Agreement, dated as of December 20, 1999, among CAIS
                  Internet, Inc., CII Ventures LLC and the parties signatory thereto (incorporated by reference to Exhibit E to the Preliminary Proxy Statement).

         7.       Stockholders Agreement, dated as of February 9, 2000, among
                  CAIS Internet, Inc., CII Ventures LLC and the parties signatory thereto (incorporated by reference to Exhibit D to the Preliminary Proxy Statement).
